UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Guan Ning

Orient Finance Holdings (Hong Kong) Limited

29/F, 100 Queen’s Road Central, Central

Hong Kong

(852) 3519 1188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

(1)	Name of reporting person Orient Finance Holdings (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Name of reporting person Orient Hongtai (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,334 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,334 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,334 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited, a Hong Kong company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person TonSung Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,334 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,334 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,334 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) PN

(1)	representing 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by TonSung Holdings Limited, which is 100% owned by Orient Zhisheng Investment Center (Shanghai) L.P., a PRC limited partnership.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Zhisheng Investment Center (Shanghai) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,334 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,334 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,334 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) PN

(1)	representing 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by TonSung Holdings Limited, which is 100% owned by Orient Zhisheng Investment Center (Shanghai) L.P., a PRC limited partnership.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Hongtai Capital Management (Shanghai) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,334 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,334 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,334 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by TonSung Holdings Limited, which is 100% owned by Orient Zhisheng Investment Center (Shanghai) L.P., a PRC limited partnership, whose general partners are Orient Hongtai Capital Management (Shanghai) Co., Ltd. and Orient Securities Capital Company Limited, each a PRC company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Hongzhi (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,335 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,335 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,335 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited, a Hong Kong company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person HuaSung Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,335 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,335 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,335 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by HuaSung Holdings Limited, a British Virgins Islands company, which is 100% owned by Orient Zhihui Investment Center (Shanghai) L.P., a PRC limited partnership, whose general partners are Orient Hongtai Capital Management (Beijing) Co., Ltd. and Orient Securities Capital Company Limited, each a PRC company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Zhihui Investment Center (Shanghai) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,335 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,335 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,335 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) PN

(1)	representing 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by HuaSung Holdings Limited, a British Virgins Islands company, which is 100% owned by Orient Zhihui Investment Center (Shanghai) L.P., a PRC limited partnership.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Hongtai Capital Management (Beijing) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,776,335 shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,776,335 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,335 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by HuaSung Holdings Limited, a British Virgins Islands company, which is 100% owned by Orient Zhihui Investment Center (Shanghai) L.P., a PRC limited partnership, whose general partners are Orient Hongtai Capital Management (Beijing) Co., Ltd. and Orient Securities Capital Company Limited, each a PRC company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Ruide Capital Management (Shanghai) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 123,552,669 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 123,552,669 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 123,552,669 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing (i) 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by TonSung Holdings Limited, which is 100% owned by Orient Zhisheng Investment Center (Shanghai) L.P., a PRC limited partnership, of which Orient Hongtai Capital Management (Shanghai) Co., Ltd. is a general partner, and (ii) 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by HuaSung Holdings Limited, a British Virgins Islands company, which is 100% owned by Orient Zhihui Investment Center (Shanghai) L.P., a PRC limited partnership, of which Orient Hongtai Capital Management (Beijing) Co., Ltd. is a general partner. Orient Hongtai Capital Management (Shanghai) Co., Ltd. and Orient Hongtai Capital Management (Beijing) Co., Ltd. are direct wholly-owned subsidiaries of Orient Ruide Capital Management (Shanghai) Co., Ltd., a PRC company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Securities Capital Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 123,552,669 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 123,552,669 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 123,552,669 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing (i) 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by TonSung Holdings Limited, which is 100% owned by Orient Zhisheng Investment Center (Shanghai) L.P., a PRC limited partnership, of which Orient Hongtai Capital Management (Shanghai) Co., Ltd. is a general partner, and (ii) 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by HuaSung Holdings Limited, a British Virgins Islands company, which is 100% owned by Orient Zhihui Investment Center (Shanghai) L.P., a PRC limited partnership, of which Orient Hongtai Capital Management (Beijing) Co., Ltd. is a general partner. Orient Hongtai Capital Management (Shanghai) Co., Ltd. and Orient Hongtai Capital Management (Beijing) Co., Ltd. are direct wholly-owned subsidiaries of Orient Ruide Capital Management (Shanghai) Co., Ltd., a PRC company, which is directly wholly owned by Orient Securities Capital Company Limited, a PRC company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Name of reporting person Orient Securities Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 123,552,669 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 123,552,669 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 123,552,669 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing (i) 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by TonSung Holdings Limited, which is 100% owned by Orient Zhisheng Investment Center (Shanghai) L.P., a PRC limited partnership, of which Orient Hongtai Capital Management (Shanghai) Co., Ltd. is a general partner, and (ii) 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited, a Hong Kong company, which is directly wholly owned by HuaSung Holdings Limited, a British Virgins Islands company, which is 100% owned by Orient Zhihui Investment Center (Shanghai) L.P., a PRC limited partnership, of which Orient Hongtai Capital Management (Beijing) Co., Ltd. is a general partner. Orient Hongtai Capital Management (Shanghai) Co., Ltd. and Orient Hongtai Capital Management (Beijing) Co., Ltd. are direct wholly-owned subsidiaries of Orient Ruide Capital Management (Shanghai) Co., Ltd., a PRC company, which is directly wholly owned by Orient Securities Capital Company Limited, a PRC company, which is in turn directly wholly owned by Orient Securities Company Limited, a PRC company.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of April 3, 2015. As of April 3, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by Orient Finance Holdings (Hong Kong) Limited and Orient Securities Company Limited with the Securities and Exchange Commission on September 11, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on September 25, 2014, the Amendment No. 2 filed under Schedule 13D/A on November 24, 2014, and the Amendment No. 3 filed under Schedule 13D/A on March 20, 2015 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Orient Finance Holdings (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Orient HK”), (b) Orient Hongtai (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Hongtai HK”), (c) TonSung Holdings Limited, a British Virgin Islands company (“TonSung”), (d) Orient Zhisheng Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the People’s Republic of China (“Orient Zhisheng”), (e) Orient Hongtai Capital Management (Shanghai) Co., Ltd., a company established under the laws of the People’s Republic of China (“Hongtai Shanghai”), (f) Orient Hongzhi (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Hongzhi HK”), (g) HuaSung Holdings Limited, a British Virgins Islands company, (“HuaSung”), (h) Orient Zhihui Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the People’s Republic of China (“Orient Zhihui”), (i) Orient Hongtai Capital Management (Beijing) Co., Ltd., a company established under the laws of the People’s Republic of China (“Hongtai Beijing”), (j) Orient Ruide Capital Management (Shanghai) Co., Ltd., a company established under the laws of the People’s Republic of China (“Orient Ruide”), (k) Orient Securities Capital Company Limited, a company established under the laws of the People’s Republic of China (“Orient Capital”) and (l) Orient Securities Company Limited, a company established under the laws of the People’s Republic of China (“Orient Securities,” together with Orient HK, Hongtai HK, TonSung, Orient Zhisheng, Hongtai Shanghai, Hongzhi HK, HuaSung, Orient Zhihui, Hongtai Beijing, Orient Ruide, and Orient Capital, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Orient HK’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is 29/F, 100 Queen’s Road Central, Central, Hong Kong. Orient HK is directly wholly owned by Orient Securities.

Hongtai HK’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is 28-29/F, 100 Queen’s Road Central, Central, Hong Kong. Hongtai HK is directly wholly owned by TonSung.

TonSung’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. TonSung is directly wholly owned by Orient Zhisheng.

Orient Zhisheng’s principal business is provision of investment management and consultancy services. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Hongtai Shanghai and Orient Capital are its general partners.

Hongtai Shanghai’s principal business is acting as the general partner of Orient Zhisheng. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Hongtai Shanghai is directly wholly owned by Orient Ruide.

Hongzhi HK’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is 28-29/F, 100 Queen’s Road Central, Central, Hong Kong. Hongzhi HK is directly wholly owned by Orient Zhihui.

HuaSung’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. HuaSung is directly wholly owned by Orient Zhihui.

Orient Zhihui’s principal business is provision of investment management and consultancy services. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Hongtai Beijing and Orient Capital are its general partners.

Hongtai Beijing’s principal business is acting as the general partner of Orient Zhihui. Its principal business address, which also serves as its principal office, is 1219, Techart Plaza, 30 Xue Yuan Road, Haidian District, Beijing, the People’s Republic of China. Hongtai Beijing is directly wholly owned by Orient Ruide.

Orient Ruide’s principal business is provision of investment management and consultancy services. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Orient Ruide is directly wholly owned by Orient Capital.

Orient Capital’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Orient Capital is directly wholly owned by Orient Securities.

Orient Securities is a financial service firm providing securities brokerage, investment consultancy, and equity and debt financing services. Its principal business address, which also serves as its principal office, is 22, 23, and 25-29F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On August 31, 2014, SDG (as defined below) and Orient HK entered into the Orient Share Purchase Agreement (as defined below), pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares at US$3.45 per share for a total consideration of approximately US$426.3 million. Orient HK obtained the funds used to acquire shares under the Orient Share Purchase Agreement from loans from Hongtai HK and Hongzhi HK and a bank loan.

On November 24, 2014, Orient HK and Hongtai HK entered into the Hongtai Share Purchase Agreement (as defined below) and Orient HK and Hongzhi HK enter into the Hongzhi Share Purchase Agreement (as defined below), pursuant to which Orient HK agreed to sell, and Hongtai HK and Hongzhi HK agreed to purchase, 61,776,334 Class A Ordinary Shares and 61,776,335 Class A Ordinary Shares, respectively. As the consideration for the shares acquired under the Hongtai Share Purchase Agreement and the Hongzhi Share Purchase Agreement, Orient HK was released from its repayment obligations under the loans with Hongtai HK and Hongzhi HK, and assigned its repayment obligations under the bank loan to Hongtai HK and Hongzhi HK.

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Issuer, with the Issuer surviving the Merger (as defined below) and becoming a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.23, and in incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$7.10 in cash per ADS (each representing two Class A Ordinary Shares) or US$3.55 in cash per Class A Ordinary Share, approximately US$467.2 million will be expended in acquiring approximately 131.6 million outstanding Class A Ordinary Shares (calculated based on the number of ordinary shares outstanding as of April 3, 2015) owned by shareholders of the Issuer other than the Third Consortium Members (as defined below) in connection with the Merger.

Pursuant to the Zhongrong Legend Equity Commitment Letter (as defined below), the Ningxia Silkroad Equity Commitment Letter (as defined below) and the Zhengjun Investment Equity Commitment Letter (as defined below), the Merger will be financed with cash contributions in Parent from each of Zhongrong Legend (as defined below), Ningxia Silkroad (as defined below) and Zhengjun Investment (as defined below) or their affiliates.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Initial Consortium” and each member in the Initial Consortium, a “Initial Consortium Member”) entered into a consortium agreement (the “Initial Consortium Agreement”). Under the Initial Consortium Agreement, the Initial Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Initial Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Initial Consortium Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Initial Consortium Agreement by all Initial Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Initial Consortium Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Initial Consortium Transaction.

On January 27, 2014, Shanda SDG Investment Limited (“SDG”), a wholly-owned subsidiary of Shanda Interactive, and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares (the “Primavera Purchase Shares”) at US$2.7625 per Class A Ordinary Share. The purchase and sale of the Primavera Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Shares. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On August 31, 2014, SDG and Orient HK entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price. The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Intial Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”).

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”) entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively. The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd, a company formed under the laws of the People’s Republic of China (“Ningxia”) entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, Primavera withdrew from the Initial Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). From and after September 1, 2014, references to the “Initial Consortium” or the “Initial Consortium Members” should include Shanda Interactive, Ningxia, Orient HK and Haitong, and should not include Perfect World, FV Investment, Carlyle or Primavera.

On October 27, 2014, the exclusivity period under the Initial Consortium Agreement expired. On October 28, 2014, Shanda Interactive and Ningxia entered into a letter agreement (the “Exclusivity and Release Letter”), pursuant to which (i) Shanda Interactive and Ningxia agreed to continue to work exclusively with each other until November 25, 2014 to undertake a going-private transaction involving the Company; (ii) Ningxia agreed to release Shanda Interactive and its affiliates from any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions; and (iii) Ningxia agreed to indemnify Shanda Interactive and its affiliates against any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions, and Shanda Interactive’s negotiation, execution, delivery and performance of the Exclusivity and Release Letter.

On November 24, 2014, Orient HK entered into two share purchase agreements with each of Hongtai HK (the “Hongtai Share Purchase Agreement”) and Hongzhi HK (the “Hongzhi Share Purchase Agreement”), pursuant to which Hongtai HK and Hongzhi HK purchased, 61,776,334 Class A Ordinary Shares and 61,776,335 Class A Ordinary Shares, respectively, from Orient HK.

On November 25, 2014, SDG, Ningxia, Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company established under the laws of Hong Kong (“Zhongrong Shengda”), and Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong (“Yili Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Zhongrong Shengda and Yili Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing were transferred to Zhongrong Shengda and Yili Shengda, and SDG no longer beneficially owns any ordinary shares of the Issuer.

On December 5, 2014, Ningxia Yilida Capital Investment Limited Partnership, an affiliate of Yili Shengda (“Ningxia Yilida”) and Ningxia (together with Ningxia Yilida, the “Second Consortium,” and each member of the Second Consortium, a “Second Consortium Member”) entered into a consortium agreement (the “Second Consortium Agreement”). Under the Second Consortium Agreement, the Second Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Second Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Second Consortium Transaction until the earlier of (x) February 6, 2015, and (y) termination of the Second Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Second Consortium Transaction. The Second Consortium Members intended to acquire the Issuer at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. Pursuant to its terms, the Second Consortium Agreement terminated automatically on February 6, 2015 upon the expiration of the exclusivity period.

On March 16, 2015, Ningxia Yilida, Ningxia, Hongtai HK, Hongzhi HK and Hao Ding International Limited, a British Virgin Islands company controlled by Haitong that directly holds the 107,438,129 Class A Ordinary Shares beneficially owned by Haitong (“Hao Ding”, together with Ningxia Yilida, Ningxia, Hongtai HK and Hongzhi HK, the “Third Consortium,” and each member of the Third Consortium, a “Third Consortium Member”), entered into a consortium agreement (the “Third Consortium Agreement”). Under the Third Consortium Agreement, the Third Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Third Consortium Transaction until the earlier of (x) April 30, 2015, and (y) termination of the Third Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Third Consortium Transaction.

On April 3, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Capitalhold Limited, a Cayman Islands company (“Parent”) and Capitalcorp Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Class A Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive $3.55 per Ordinary Share or US$7.10 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Ordinary Shares held by each of Yili Shengda, Zhongrong Shengda, Zhongrong, Hongtai HK, Hongzhi HK, and Hao Ding (such shareholders, the “Rollover Shareholders,” and such Ordinary Shares, the “Rollover Shares”), and any Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, each of which will be cancelled without payment of any consideration or distribution therefor, and (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement (the “Support Agreement”) with Parent, pursuant to which the Rollover Shareholders agreed, among other things, that (i) each of them will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder, including the Merger, and (ii) the Rollover Shares will be cancelled without payment of any consideration or distribution therefor at the effective time of the Merger.

Concurrently with the execution of the Merger Agreement, each of Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), a partnership established under the laws of the People’s Republic of China (“Zhongrong Legend”), Ningxia Silkroad equity Investment Partnership Enterprise (Limited Partnership) (“Ningxia Silkroad”), and Zhengjun Equity Investment Partnership Enterprise (Limited Partnership) (“Zhengjun Investment”), a PRC limited partnership and an affiliate of Ningxia Yilida, entered into an adherence agreement (individually, the “Zhongrong Legend Adherence Agreement,” the “Ningxia Silkroad Adherence Agreement,” and the “Zhengjun Investment Adherence Agreement”) with the existing Third Consortium Members, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment became a party to the Third Consortium Agreement and joined the Third Consortium.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into an equity commitment letter (individually, the “Zhongrong Legend Equity Commitment Letter,” the “Ningxia Silkroad Commitment Letter,” and the “Zhengjun Investment Commitment Letter”) with Parent, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment undertook to fund the transactions contemplated under the Merger Agreement through cash contributions in Parent from each of them or their affiliates.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into a limited guarantee (individually, the “Zhongrong Legend Limited Guarantee,” the “Ningxia Silkroad Limited Guarantee,” and the “Zhengjun Investment Limited Guarantee”) in favor of the Issuer with respect to, among other things, a portion of the payment obligations of Parent and Merger Sub corresponding to the cash contributions committed by each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment as set out in their respective equity commitment letters.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Exchange Act would be terminated.

In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the Merger) to consist solely of persons to be designated by the Third Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that the Merger will be consummated.

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Hongtai Share Purchase Agreement, the Hongzhi Share Purchase Agreement the Second Consortium Agreement , the Third Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee and the Zhengjun Investment Limited Guarantee in this Statement are qualified in their entirety by reference to such above-mentioned agreements, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16,7.17, 7.18, 7.19, 7.20, 7.21, 7.22, 7.23, 7.24, 7.25, 7.26, 7.27, 7.28, 7.29, 7.30, 7.31, 7.32 and 7.33 hereto and incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a)-(b) The following disclosure assumes that there were a total of 443,179,215 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of April 3, 2015. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

Under the Hongtai Share Purchase Agreement and the Hongzhi Share Purchase Agreement, Hongtai HK and Hongzhi HK acquired an aggregate of 123,552,669 Class A Ordinary Shares from Orient HK, which had acquired such shares under the Orient Share Purchase Agreement from the Class B Ordinary Shares held by SDG that were converted into Class A Ordinary Shares on a one-to-one basis, representing approximately 22.9% of (and approximately 8.7% of the total number of votes represented by) the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer as of April 3, 2015.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons, Ningxia, Zhongrong Legend, Ningxia Silkroad, Ningxia Yilida, Zhengjun Investments and Hao Ding may, on the basis of the facts described elsewhere herein, be considered to be a “group.” As of the date hereof, Ningxia, Zhongrong Legend, Ningxia Silkroad, Ningxia Yilida, Zhengjun Investments and Hao Ding collectively own 97,518,374 Class B Ordinary Shares and 188,015,957 Class A Ordinary Shares, collectively representing approximately 52.8% of the total ordinary shares outstanding as of April 3, 2015, or approximately 82.1% of total number of votes represented by the total ordinary shares outstanding as of April 3, 2015.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any ordinary shares as may be beneficially owned by Ningxia, Ningxia Yilida, or Hao Ding for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Items 3 and 4, to the best knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Hongtai Share Purchase Agreement, the Hongzhi Share Purchase Agreement, the Second Consortium Agreement, the Third Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee and the Zhengjun Investment Limited Guarantee in this Statement under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by amending Exhibit 7.01 and adding Exhibit 7.23 through 7.33 to the end thereof:

Exhibit 7.01	Joint Filing Agreement

Exhibit 7.23	Merger Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.24	Support Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.25	Zhongrong Legend Adherence Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.26	Ningxia Silkroad Adherence Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.27	Zhengjun Investment Adherence Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.28	Zhongrong Legend Equity Commitment Letter dated April 3, 2015 (incorporated herein by reference to Exhibit 7.09 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.29	Ningxia Silkroad Equity Commitment Letter dated April 3, 2015 (incorporated herein by reference to Exhibit 7.10 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.30	Zhengjun Investment Equity Commitment Letter dated April 3, 2015 (incorporated herein by reference to Exhibit 7.11 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.31	Zhongrong Legend Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.32	Ningxia Silkroad Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.4 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.33	Zhengjun Investment Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.5 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2015

Orient Finance Holdings (Hong Kong) Limited

By:	/s/ Guan Ning
	Name:	Guan Ning
	Title:	Chief Executive Officer

Orient Hongtai (Hong Kong) Limited

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Zhisheng Investment Center (Shanghai) L.P.
By Orient Hongtai Capital Management (Shanghai) Co., Ltd., its general partner

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

By Orient Securities Capital Company Limited, its general partner

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chairman

Orient Hongtai Capital Management (Shanghai) Co., Ltd.

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Hongzhi (Hong Kong) Limited

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Zhihui Investment Center (Shanghai) L.P.
By Orient Hongtai Capital Management (Beijing) Co., Ltd., its general partner

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

By Orient Securities Capital Company Limited, its general partner

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chairman

Orient Hongtai Capital Management (Beijing) Co., Ltd.

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Ruide Capital Management (Shanghai) Co., Ltd.

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Securities Capital Company Limited

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chairman

Orient Securities Company Limited

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chief Executive Officer